EXHIBIT 99.1

O2Micro Reports Third Quarter Financial Results

GEORGE TOWN, Grand Cayman, Nov. 3, 2010 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM) reported its financial results today for the third quarter of fiscal 2010, ending September 30, 2010.

Financial Results for the Third Quarter ending 9/30/2010:

Revenue was $34.5 million in the third quarter of fiscal 2010. This was down 13.4% sequentially and 5.8% versus the year-ago period. Gross margin was 61.8% in the third quarter. This was approximately flat with 61.7% in the prior quarter and up from 60.6% in the year-ago period.

Total Q3 operating expenses were $19.3 million, versus $17.3 million in the second quarter, and $21.9 million in the third quarter of 2009. The GAAP operating expenses incurred in the third quarter of 2010 included a one-time asset impairment charge of $2.2 million and there was no comparable charge in the prior or year-ago periods. These results yielded a GAAP operating margin of 6.0% in the third quarter of 2010, compared to 18.3% in the second quarter of 2010, and 1.0% in the third quarter of 2009.

Pretax income was $2.1 million in Q3 2010, down from $7.5 million in Q2 and up from $684,000 in the year-ago quarter. After taxes, the GAAP net income was $1.7 million in Q3, which was also down from $7.1 million in the prior quarter and up from $267,000 in the Q3 2009 period. GAAP net income per fully diluted ADS was $0.05 in Q3 2010 versus $0.20 in Q2 2010 and $0.01 in Q3 2009.

Financial Results for the Nine Months ending 9/30/2010:

Revenue for the first nine months of 2010 was $109.2 million. This compares favorably to $94.4 million in the first nine months of 2009. The gross margin in the nine months ending September 30, 2010 was 61.7%, up from 58.7% in the comparable nine months of last year. GAAP operating expenses declined to $53.8 million in the first nine months of 2010 from $59.1 million in the comparable period of 2009. The GAAP operating expenses in the nine months ending September 30, 2010 also included a one-time asset impairment charge of $2.2 million and there was no comparable charge during the corresponding period of 2009. The GAAP operating margins were 12.5% and (3.9)% in the first nine months of 2010 and 2009, respectively. Pretax income was $14.1 million in the first nine months of 2010 and reversed a pretax loss of $2.5 million in the comparable nine months of 2009. After taxes, GAAP net income was $12.8 million in the first nine months of 2010, compared to a GAAP net loss of $3.8 million in the first nine months of 2009. The corresponding GAAP net income per fully diluted ADS was $0.36 in the first nine months of 2010, which also compares favorably to a GAAP net loss per ADS of $0.10 in the first nine months of 2009.

Supplementary Data:

The company ended the third quarter of 2010 with $108.2 million in unrestricted cash and short-term investments, or $3.21 per outstanding ADS. The ending cash balance comes after the repurchase of 271,109 ADS units in the third quarter for approximately $1.7 million. The accounts receivable balance was $14.3 million and represented 43 days sales outstanding at the end of Q3 2010. Inventory was $14.4 million. Inventory stood at 93 days at the end of the third quarter and turned over 3.9 times during Q3 2010. As of September 30, 2010, the company had $123.0 million in working capital and the book value was $178.9 million, or $5.30 per outstanding ADS.

As of September 30, 2010, O2Micro International Limited counted 839 employees, including 520 engineers.

Management Commentary:

Sterling Du, Chairman and CEO, commented, "I am pleased that our company remained solidly profitable with high gross and operating margins during this period of oversupply." Mr. Du continued, "At this point, key markets seem to be coming back into balance and we are excited about the breadth of our product line and its potential to drive growth in 2011 and beyond."

Conference Call: O2Micro will hold its third quarter conference call on November 3, 2010 at 7:00 a.m. PDT, 10:00 a.m. EDT. You may participate using the following dial-in information.

In the U.S and CANADA:.	800-289-0507, passcode #8222046
INTERNATIONAL participants:	913-981-5539, passcode #8222046

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the U.S. and CANADA:	888-203-1112, passcode #8222046
INTERNATIONAL participants:	719-457-0820, passcode #8222046

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the company's website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and security components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, and SmartCardBus® integrated circuits.

O2Micro International maintains an extensive portfolio of intellectual property with 696 patents and 15,127 patent claims granted. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

NET SALES	$ 34,520	$ 36,664	$109,227	$ 94,379

COST OF SALES	13,173	14,450	41,820	38,983

GROSS PROFIT	21,347	22,214	67,407	55,396

OPERATING EXPENSES
Research and development (1)	8,559	8,481	25,418	24,463
Selling, general and administrative (1)	8,532	13,381	26,204	34,633
Long-lived asset impairment charges	2,184	--	2,184	--
Total Operating Expenses	19,275	21,862	53,806	59,096

INCOME (LOSS) FROM OPERATIONS	2,072	352	13,601	(3,700)

NON-OPERATING INCOME (LOSS)
Interest income	245	329	732	1,157
Foreign exchange gain (loss)	(196)	(43)	(204)	39
Other – net	16	46	(10)	7
Total Non-operating Income	65	332	518	1,203

INCOME (LOSS) BEFORE INCOME TAX	2,137	684	14,119	(2,497)

INCOME TAX EXPENSE	449	417	1,281	1,282

NET INCOME (LOSS)	1,688	267	12,838	(3,779)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	1,063	346	1,179	257
Unrealized gain on available-for-sale securities	740	181	1,994	933
Unrealized pension gain	2	2	5	5
Total Other Comprehensive Income	1,805	529	3,178	1,195

COMPREHENSIVE INCOME (LOSS)	$ 3,493	$ 796	$ 16,016	$ (2,584)

EARNINGS (LOSS) PER SHARE:
Basic	$ 0.0010	$ 0.0001	$0.0075	$(0.0020)
Diluted	$ 0.0010	$ 0.0001	$ 0.0073	NA

EARNINGS (LOSS) PER ADS
Basic	$ 0.05	$ 0.01	$ 0.37	$ (0.10)
Diluted	$ 0.05	$ 0.01	$ 0.36	NA

SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:

Basic (in thousands)	1,678,788	1,849,888	1,717,770	1,844,977

Diluted (in thousands)	1,724,555	1,884,718	1,764,101	NA

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	33,576	36,998	34,355	36,900
Diluted (in thousands)	34,491	37,694	35,282	NA

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 247	$ 297	$ 760	$ 913
Selling, general and administrative	$ 798	$ 563	$ 2,180	$ 1,672

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	September 30, 2010	December 31, 2009
ASSETS	(Unaudited)	(Audited)
CURRENT ASSETS
Cash and cash equivalents	$ 32,080	$ 38,831
Restricted cash	163	236
Short-term investments	76,102	74,502
Accounts receivable, net	14,338	14,556
Inventories	14,385	9,457
Prepaid expenses and other current assets	2,383	3,342
Total Current Assets	139,451	140,924

LONG-TERM INVESTMENTS	20,997	15,190

PROPERTY AND EQUIPMENT, NET	29,041	30,570

OTHER ASSETS
Restricted assets	--	1,443
Intangible assets	2,043	4,266
Other Assets	4,763	4,921
	6,806	10,630
TOTAL ASSETS	$ 196,295	$ 197,314

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$ 7,018	$ 8,760
Income tax payable	573	411
Accrued expenses and other current liabilities	8,859	7,731
Total Current Liabilities	16,450	16,902

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	466	498
Long-term income tax payable	335	341
Other liabilities	129	129
	930	968
Total Liabilities	17,380	17,870

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,687,370,400 and 1,809,461,200 shares as of September 30, 2010 and December 31, 2009, respectively	34	36
Additional paid-in capital	135,618	142,679
Retained earnings	38,318	33,214
Accumulated other comprehensive income	6,693	3,515
Treasury stock – 13,555,450 shares and nil as of September 30, 2010 and December 31, 2009, respectively	(1,748)	--
Total Shareholders' Equity	178,915	179,444

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 196,295	$ 197,314
CONTACT:  O2Micro International Limited
          Gary E. Abbott, Director of Investor Relations
          408.987.5920, x8888
          gary.abbott@o2micro.com